Exhibit 99.1

Date: December 15, 2023

Bank of America

115 W 42nd St

New York, NY 10036

Ladies and Gentlemen,

We, Frost & Sullivan, of 3211 Scott Blvd, #203, Santa Clara, California, 95054, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on the F-1, and any amendments thereto, of Gauzy, and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the “Global Market Assessment on the Smart Glass and Safety-Tech Solutions Market” (the “Industry Report”) and (iii) the statement(s) set out in the Scheduled hereto. We additionally agree that all charts and graphs presented in the Industry Report can be used in the F-1. We also hereby consent to the filing of this letter as an exhibit to the F-1.

We further consent to the reference to our firm, under the caption “Industry and Market Data” and “Our Industry” in the F-1, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Regards,

/s/ Jesse Hollander
Name: Jesse Hollander
Designation: Consulting Director
For and on behalf of Frost & Sullivan

SCHEDULE

●	We commission Frost & Sullivan to conduct an independent analysis to assess the total addressable market of the Smart Glass and Safety-Tech Solutions Market.

●	According to this analysis, the total market opportunity was $44 billion in 2023 and is expected to grow to $124 billion by 2028. The industry is expected to grow at a 22.8% 2023-2028 CAGR.